UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DOMINION HOMES, INC.

(Name of the Issuer)

DOMINION HOMES, INC.

DOMINION HOLDING CORP.

DOMINION MERGER CORPORATION

SPCP GROUP, LLC

SILVER OAK CAPITAL, L.L.C.

BRC PROPERTIES INC.

DOUGLAS G. BORROR

DAVID S. BORROR

(Name of Person(s) Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

257386102

(CUSIP Number of Class of Securities)

William G. Cornely

Executive Vice President – Finance, Chief Financial Officer and Chief Operating Officer

Dominion Homes, Inc.

4900 Tuttle Crossing Boulevard

Dublin, Ohio 43016-0993

(614) 356-5000

Copies to:

Fred A. Summer, Esq. Donald W. Hughes, Esq. Squire, Sanders & Dempsey L.L.P. 1300 Huntington Center 41 South High Street Columbus, Ohio 43215 (614) 365-2700	Marilyn Sobel, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3027

Randall M. Walters, Esq. Jones Day 325 John H McConnell Blvd. Suite 600 Columbus, Ohio 43215 (614) 469-3939	Michael A. Cline, Esq. Vorys, Sater, Seymour and Pease LLP 52 East Gay Street Columbus, Ohio 43216 (614) 464-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,657,271.40	$261.63

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined upon the sum of (i) $0.65 per share of 8,586,101 common shares of the Company, without par value (“Common Stock”), (ii) $0.65 per share of restricted shares of 117,620 shares of the Common Stock, and (iii) $0.65 per share of outstanding warrants to purchase 1,538,235 shares of the Common Stock.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000393.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $261.63

Form or Registration No.: Schedule 14A – Preliminary Proxy Statement

Filing Party: Dominion Homes, Inc.

Date Filed: March 7, 2008

(i)

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by: (1) Dominion Homes, Inc., an Ohio corporation (the “Company”), (2) Dominion Holding Corp., a Delaware corporation (“Parent”), (3) Dominion Merger Corporation, an Ohio corporation and wholly-owned subsidiary of Parent (“Merger Sub”), (4) SPCP Group, LLC, a Delaware limited liability company (“Silver Point”), (5) Silver Oak Capital, L.L.C., a Delaware limited liability company (“Silver Oak”), (6) BRC Properties Inc., an Ohio corporation and shareholder of the Company (“BRC”), (7) Douglas G. Borror, an individual and Chief Executive Officer, President and Chairman of the Board of the Company, and (8) David S. Borror, an individual and a director and Vice Chairman of the Company. The Company, Parent, Merger Sub, Silver Point, Silver Oak, BRC, Douglas G. Borror and David S. Borror (together with BRC and Douglas G. Borror, the “Borror Shareholders”) are hereinafter referred to, collectively, as the “Filing Persons” and, individually, as a “Filing Person.”

Pursuant to the Agreement and Plan of Merger, dated as of January 18, 2008 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Merger”). Upon completion of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held by shareholders who are entitled to and who properly exercise appraisal rights under Ohio law, and shares owned by Parent, Merger Sub, BRC (whose shares are being contributed to Parent) and the Company) will be converted into the right to receive $0.65 in cash, without interest and less any applicable withholding tax. In connection with the Merger, BRC has entered into a commitment letter with Parent, pursuant to which BRC has agreed to contribute all of its shares of Common Stock to Parent in connection with the Merger, in exchange for a 9.62% equity interest in Parent. In addition, the Borror Shareholders, which collectively own an aggregate of 3,990,965 shares of Common Stock, or 47.67% of the Common Stock outstanding as of March 6, 2008, have entered into a voting agreement with Parent and Merger Sub, pursuant to which the Borror Shareholders have, among other things, agreed to vote 3,965,559 of their shares of Common Stock for approval of the Merger and the Merger Agreement. The Voting Agreement does not include 25,406 shares of Common Stock beneficially owned by Douglas G. Borror through The Principal Group, as Trustee of the Dominion Homes, Inc. Retirement Plan and Trust, which shares of Common Stock are voted at the direction of Mr. Borror.

Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting of shareholders of the Company, at which the Company’s shareholders will consider and vote upon a proposal to approve the Merger and adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of shareholders holding at least a majority of the shares of the Common Stock outstanding as of the close of business on the record date relating to the special meeting of the Company’s shareholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.

Dominion Homes, Inc.

4900 Tuttle Crossing Boulevard

Dublin, Ohio 43016-0993

(614) 356-5000

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—What Unaffiliated Shareholders Will Receive in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Purpose of the Special Meeting”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR THE COMPANY’S COMMON STOCK” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “TRADING MARKET AND PRICE FOR THE COMPANY’S COMMON STOCK” is incorporated herein by reference.

(e) Prior Public Offerings. None

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “COMMON STOCK PURCHASE INFORMATION” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

(a)	Name and Address.

“THE PARTIES TO THE MERGER”

(b)	Business and Background of Entities.

“THE PARTIES TO THE MERGER”

(c)	Business and Background of Natural Persons.

“THE PARTIES TO THE MERGER”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS”

“Appendix A – Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conflicts of Interest”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Rights of Dissenting Shareholders”

“RIGHTS OF DISSENTING SHAREHOLDERS”

“Appendix G – Section 1701.85 of the Ohio Revised Code”

(e) Provisions for Unaffiliated Security Holders. The Filing Persons have not made any provision in connection with the Merger to grant unaffiliated shareholders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Conflicts of Interest”

“SPECIAL FACTORS—Merger Financing”

“COMMON STOCK PURCHASE INFORMATION”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions with BRC and Related Persons”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Conflicts of Interest”

“SPECIAL FACTORS—Merger Financing”

“COMMON STOCK PURCHASE INFORMATION”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Transactions with BRC and Related Persons”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Conflicts of Interest”

“SPECIAL FACTORS—Merger Financing”

“COMMON STOCK PURCHASE INFORMATION”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER AGREEMENTS—Rollover Commitment Letter”

“OTHER AGREEMENTS—Voting Agreement”

“OTHER AGREEMENTS—Interim and Definitive Stockholders Agreement”

“COMMON STOCK PURCHASE INFORMATION”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conflicts of Interest”

“THE MERGER AGREEMENT—The Merger and Merger Consideration”

“Appendix A – Agreement and Plan of Merger”

(c) (1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Conflicts of Interest”

“SPECIAL FACTORS—Merger Financing”

“THE MERGER AGREEMENT”

“Appendix A – Agreement and Plan of Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Alternatives to the Merger”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

“SPECIAL FACTORS—Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT”

“Appendix A – Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Purpose of the Special Meeting”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conflicts of Interest”

“Appendix E – Opinion of Raymond James & Associates, Inc.”

“Appendix F – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Conflicts of Interest”

“Appendix E – Opinion of Raymond James & Associates, Inc.”

“Appendix F – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(c) Approval of Security Holders. The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Required Vote”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“Appendix E – Opinion of Raymond James & Associates, Inc.”

“Appendix F – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness of the Merger”

“SPECIAL FACTORS—Background and Reasons”

(f) Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness Opinions of Raymond James and Houlihan Lokey”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“Appendix E – Opinion of Raymond James & Associates, Inc.”

“Appendix F – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness Opinions of Raymond James and Houlihan Lokey”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“Appendix E – Opinion of Raymond James & Associates, Inc.”

“Appendix F – Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.”

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Common Stock or his, her or its representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Merger Financing and Expenses of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Merger Financing”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT”

“Appendix A – Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Merger Financing and Expenses of the Merger”

“SUMMARY TERM SHEET—Conditions to the Merger”

“SPECIAL FACTORS—Merger Financing”

“THE MERGER AGREEMENT”

“OTHER AGREEMENTS”

“Appendix A – Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Merger Financing and Expenses of the Merger”

“SPECIAL FACTORS—Merger Financing”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Effect of Termination and Expenses”

“Appendix A – Agreement and Plan of Merger”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger—The Investor Group”

“SUMMARY TERM SHEET—Amendment No. 7 and Limited Forbearance to Credit Agreement”

“SPECIAL FACTORS—Background and Reasons—2006 Credit Facility Renewal”

“OTHER AGREEMENTS—Amendment No. 7 and Limited Forbearance to Credit Agreement”

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“COMMON STOCK PURCHASE INFORMATION”

“SECURITIES OWNERSHIP”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“COMMON STOCK PURCHASE INFORMATION”

“SECURITIES OWNERSHIP—Ownership of Common Stock by Directors and Executive Officers”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Required Vote”

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“OTHER AGREEMENTS—Rollover Commitment Letter”

“OTHER AGREEMENTS—Voting Agreement”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Required Vote”

“SUMMARY TERM SHEET—Interests of the Company’s Directors and Officers in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

Item 13.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY OF CONSOLIDATED FINANCIAL DATA OF THE COMPANY”

“Appendix H—Selected Information from the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007” Appendix H includes the following items from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007: Item 1 (Business), Item 2 (Properties), Item 3 (Legal Proceedings), Item 5 (Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchase of Equity Securities), Item 6 (Selected Financial Data), Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations), Item 7A (Quantitative and Qualitative Disclosures about Market Risk), Item 8 (Financial Statements and Supplementary Data) and Item 9 (Changes in and Disagreements with Accountants on Accounting and Financial Disclosure).

The audited consolidated financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 are incorporated by reference herein. Certain of the presentations filed as Exhibits c(3) and c(4) to this Schedule 13E-3 include forecasted financial information.

The Company does not, as a matter of course, publicly disclose projections of future revenues or earnings. However, the cash flow projections prepared by Company management on January 11, 2008, were made available to the Board and its financial advisor, Raymond James, in connection with its fairness analysis. The summary historical and projected financial information prepared by Company management on November 28, 2007 and the detailed liquidation analysis prepared by Company management on January 17, 2008 and set forth herein were made available to the Board and its financial advisor, Raymond James and the Special Committee and its financial advisor, Houlihan Lokey, in connection with their fairness analyses. The projections were not prepared with a view toward public disclosure or to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The prospective financial information included in this Schedule 13E-3 has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference into this Schedule 13E-3 relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Purpose of the Special Meeting”

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation”

“SPECIAL FACTORS—Background and Reasons”

“SPECIAL FACTORS—Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Houlihan Lokey to the Special Committee”

“SPECIAL FACTORS—Opinion of Raymond James to the Board”

“SPECIAL FACTORS—Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“INFORMATION CONCERNING THE SPECIAL MEETING—Purpose of the Special Meeting”

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. All of the information set forth in the Proxy Statement and each Appendix attached thereto is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1)	Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement on Schedule 14A, filed by the Company with the Securities and Exchange Commission on March 7, 2008 (the “Proxy Statement”)).

(a)(2)	Notice of Special Meeting of Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement).

(b)(1)	Amendment No. 6 to Third Amended and Restated Credit Agreement, dated January 14, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 22, 2008).

(b)(2)	Amendment No. 7 and Limited Forbearance to Third Amended and Restated Credit Agreement, dated January 18, 2008 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 22, 2008).

(b)(3)	Amendment No. 8 and Limited Forbearance to Third Amended and Restated Credit Agreement, dated February 21, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on February 27, 2008).

(c)(1)	Fairness Opinion of Raymond James & Associates, Inc., dated January 18, 2008 (incorporated herein by reference to Appendix E to the Proxy Statement).

(c)(2)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated January 18, 2008 (incorporated herein by reference to Appendix F to the Proxy Statement).

(c)(3)	Presentation of Raymond James & Associates, Inc. to the Board of Directors, dated January 18, 2008.

(c)(4)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors, dated January 17, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of January 18, 2008, among Dominion Homes, Inc., Dominion Holding Corp. and Dominion Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Rollover Commitment Letter Agreement, dated January 18, 2008, among Silver Oak Capital, L.L.C., SPCP Group, LLC and BRC Properties Inc. (incorporated herein by reference to Appendix B to the Proxy Statement).

(d)(3)	Voting Agreement, dated as of January 18, 2008, among Dominion Holding Corp., Dominion Merger Corporation, BRC Properties Inc., Douglas G. Borror and David S. Borror (incorporated herein by reference to Appendix C to the Proxy Statement).

(d)(4)	Interim Stockholders Agreement, dated as of January 18, 2008, among Dominion Holding Corp., Silver Oak Capital, L.L.C. and SPCP Group, LLC (incorporated herein by reference to Exhibit 5 to Schedule 13D/A filed with the Securities and Exchange Commission on January 24, 2008 by Silver Point, Silver Oak (and their respective affiliates), Terry E. George and the Borror Shareholders).

(d)(5)	Warrant Purchase Agreement, dated as of December 29, 2006, among Dominion Homes, Inc., Silver Oak Capital, L.L.C. and SPCP Group, LLC (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 3, 2007).

(d)(6)	Voting Agreement, dated as of December 29, 2006, among Dominion Homes, Inc., Silver Oak Capital, L.L.C., SPCP Group, LLC and BRC Properties Inc. (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 3, 2007).

(d)(7)	Equity Commitment Letters between each of Silver Oak Capital, L.L.C., SPCP Group, LLC and Parent, dated January 18, 2008 (incorporated herein by reference to Appendix D to the Proxy Statement).

(f)	Section 1701.85 of the Ohio Revised Code (incorporated herein by reference to Appendix G to the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2008

DOMINION HOMES, INC.

By:	/s/ William G. Cornely
Name:	William G. Cornely
Title:	Executive Vice President

DOMINION HOLDING CORP.

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

DOMINION MERGER CORPORATION

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

SPCP GROUP, LLC

By:	/s/ Richard Petrilli
Name:	Richard Petrilli
Title:	Authorized Signatory

SILVER OAK CAPITAL, L.L.C.

By:	/s/ Thomas M. Fuller
Name:	Thomas M. Fuller
Title:	Manager

BRC PROPERTIES INC.

By:	/s/ David S. Borror
Name:	David S. Borror
Title:	President

/s/ Douglas G. Borror
Douglas G. Borror

/s/ David S. Borror
David S. Borror

EXHIBIT INDEX

(a)(1)	Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement on Schedule 14A, filed by the Company with the Securities and Exchange Commission on March 7, 2008 (the “Proxy Statement”)).

(a)(2)	Notice of Special Meeting of Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Shareholders of Dominion Homes, Inc. (incorporated herein by reference to the Proxy Statement).

(b)(1)	Amendment No. 6 to Third Amended and Restated Credit Agreement, dated January 14, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 22, 2008).

(b)(2)	Amendment No. 7 and Limited Forbearance to Third Amended and Restated Credit Agreement, dated January 18, 2008 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 22, 2008).

(b)(3)	Amendment No. 8 and Limited Forbearance to Third Amended and Restated Credit Agreement, dated February 21, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on February 27, 2008).

(c)(1)	Fairness Opinion of Raymond James & Associates, Inc., dated January 18, 2008 (incorporated herein by reference to Appendix E to the Proxy Statement).

(c)(2)	Fairness Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated January 18, 2008 (incorporated herein by reference to Appendix F to the Proxy Statement).

(c)(3)	Presentation of Raymond James & Associates, Inc. to the Board of Directors, dated January 18, 2008.

(c)(4)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors, dated January 17, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of January 18, 2008, among Dominion Homes, Inc., Dominion Holding Corp. and Dominion Merger Corporation (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Rollover Commitment Letter Agreement, dated January 18, 2008, among Silver Oak Capital, L.L.C., SPCP Group, LLC and BRC Properties Inc. (incorporated herein by reference to Appendix B to the Proxy Statement).

(d)(3)	Voting Agreement, dated as of January 18, 2008, among Dominion Holding Corp., Dominion Merger Corporation, BRC Properties Inc., Douglas G. Borror and David S. Borror (incorporated herein by reference to Appendix C to the Proxy Statement).

(d)(4)	Interim Stockholders Agreement, dated as of January 18, 2008, among Dominion Holding Corp., Silver Oak Capital, L.L.C. and SPCP Group, LLC (incorporated herein by reference to Exhibit 5 to Schedule 13D/A filed with the Securities and Exchange Commission on January 24, 2008 by Silver Point, Silver Oak (and their respective affiliates), Terry E. George and the Borror Shareholders).

(d)(5)	Warrant Purchase Agreement, dated as of December 29, 2006, among Dominion Homes, Inc., Silver Oak Capital, L.L.C. and SPCP Group, LLC (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 3, 2007).

(d)(6)	Voting Agreement, dated as of December 29, 2006, among Dominion Homes, Inc., Silver Oak Capital, L.L.C., SPCP Group, LLC and BRC Properties Inc. (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on January 3, 2007).

(d)(7)	Equity Commitment Letters between each of Silver Oak Capital, L.L.C., SPCP Group, LLC and Parent, dated January 18, 2008 (incorporated herein by reference to Appendix D to the Proxy Statement).

(f)	Section 1701.85 of the Ohio Revised Code (incorporated herein by reference to Appendix G to the Proxy Statement).

(g)	None.